[redacted]

MK

13012790

SEC
Mail Processing
Section

FEB 28 2013

Washington DC
400

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52657

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: HIGH STREET SECURITIES, INC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1251 LAKESIDE ROAD, SUITE B
(No. and Street)

HOT SPRINGS (City) AR (State) 71901 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JOHN TERRY III 501-262-9941
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DUVALL AND FORD, PLLC, CPAs
(Name – *if individual, state last, first, middle name*)

506 N CHURCH STREET (Address) ATKINS (City) AR (State) 72823 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

HIGH STREET SECURITIES, INC.

Financial Statements and Supplementary Schedule
Two Years Ended December 31, 2012 and 2011

(With Independent Auditors' Report)

(Confidential Under Rule 17a-5(e)(3) of the
Securities and Exchange Commission

DUVALL & FORD, PLLC
Certified Public Accountants
506 NORTH CHURCH STREET
ATKINS, AR 72823
(479) 641-2500

OATH OR AFFIRMATION

I, John L. Terry III, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of High Street Securities, as of DECEMBER 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

DEBRA THOMAS
Comm. Exp. 4-2-2022
NOTARY PUBLIC
Comm. No. 12387812
GARLAND COUNTY, ARKANSAS

[Signature]
Signature

PRESIDENT
Title

[Signature]
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HIGH STREET SECURITIES, INC.
DECEMBER 31, 2012 AND 2011

INDEPENDENT AUDITOR'S REPORT

Board of Directors
HIGH STREET SECURITIES, INC.
Hot Springs, Arkansas

We have audited the accompanying statements of financial condition of **High Street Securities, Inc.** (a corporation) as of December 31, 2012 and 2011, and the related statements of income and comprehensive income, changes in stockholder's equity, cash flows and changes in liabilities subordinated to claims of general creditors for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion of the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **High Street Securities, Inc.** as of December 31, 2011 and 2010, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

DUVALL & FORD, PLLC
Certified Public Accountants
Atkins, AR 72823
February 13, 2013

HIGH STREET SECURITIES, INC.
STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2012 AND 2011

	2012	2011
ASSETS		
CURRENT ASSETS		
Cash	$ 67,069	$ 23,818
Deposit with clearing organization	10,496	10,496
Other current assets	-	16
Accounts receivable- commissions	9,816	10,273
Total current assets	87,381	44,603
PROPERTY AND EQUIPMENT, NET	-	-
Total Assets	$ 87,381	$ 44,603

LIABILITIES AND STOCKHOLDER'S EQUITY

	2012	2011
CURRENT LIABILITIES		
Accounts payable	8,421	4,432
Accrued liabilities	325	-
Accrued payroll tax liabilities	621	-
Total current liabilities	9,367	4,432
STOCKHOLDER'S EQUITY		
Common stock, no par value: Authorized 2,000 shares; issued and outstanding 2,000 shares	25,000	25,000
Additional paid in capital	25,992	25,992
Retained earnings	27,022	(10,821)
Total stockholders' equity	78,014	40,171
Total Liabilities and Stockholders' Equity	$ 87,381	$ 44,603

The accompanying notes are an integral part of these financial statements

HIGH STREET SECURITIES, INC.
STATEMENTS ON INCOME
DECEMBER 31, 2012 AND 2011

		2012		2011
REVENUE				
Commissions and fees	$	232,746	$	244,996
OPERATING EXPENSES				
Employee compensation and expenses		43,836		41,383
Commissions and professional fees		119,187		149,028
Occupancy and equipment rental		7,250		6,350
Trading and registration fees		6,917		8,771
Office Expenses		9,592		7,977
Other Operating Expenses		8,121		11,351
		194,903		224,860
INCOME FROM OPERATIONS		37,843		20,136
OTHER INCOME(EXPENSE)				
Miscellaneous Income		-		-
Interest Income		-		-
NET INCOME	$	37,843	$	20,136
Income tax benefit		-		-
NET INCOME AFTER TAX	$	37,843	$	20,136

The accompanying notes are an integral part of these financial statements.

HIGH STREET SECURITIES, INC.
STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
YEARS ENDED DECEMBER 31, 2012 AND 2011

	Common Stock	Additional Paid-In Capital	Retained earnings	Total
Balance - December 31, 2010	$ 25,000	$ 25,992	$ (30,957)	$ 20,035
Contributed capital- 2011				-
Net income for the year - 2011	-	-	20,136	20,136
Balance - December 31, 2011	$ 25,000	$ 25,992	$ (10,821)	$ 40,171
Contributed capital- 2012				-
Net income for the year 2012	-	-	37,843	37,843
Balance - December 31, 2012	$ 25,000	$ 25,992	$ 27,022	$ 78,014

The accompanying notes are an integral part of these financial statements.

HIGH STREET SECURITIES, INC.
STATEMENTS OF CASH FLOWS
FOR YEARS ENDED DECEMBER 31, 2012 AND 2011

	2012	2011
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ 37,843	$ 20,136
Adjustments to reconcile net income to net cash provided (used) by operating activities:		
Changes in operating assets and liabilities:		
Accounts receivable	(457)	7,412
Other current assets	(16)	4
Accounts payable	(3,994)	(6,323)
Credit card payable	-	(79)
Accrued payroll tax liabilites	(621)	-
Net Cash from Operating Activities	32,755	21,150
CASH FLOWS FROM INVESTING ACTIVITIES		
Miscellaneous income	-	-
Interest income	-	-
Cash used by investing activities:	-	-
CASH FLOWS FROM FINANCING ACTIVITIES	-	-
	-	-
NET CHANGE IN CASH AND CASH EQUIVALENTS	32,755	21,150
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	34,314	13,164
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 67,069	$ 34,314

The accompanying notes are an integral part of these financial statements.

HIGH STREET SECURITIES, INC
STATEMENTS OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
YEARS ENDED DECEMBER 31, 2012 AND 2011

	2012	2011
Balance - January 1	$ -	$ -
Increase (Decrease)	$ -	$ -
Balance - December 31	$ -	$ -

The accompanying notes are an integral part of these financial statements.

HIGH STREET SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2012 AND 2011

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business
ExPrss Securities, Inc. ("the Company") was organized in the state of New Hampshire on April 28, 2000, and commenced operations on May 3, 2001 in the business of securities brokerage and investment counseling. In 2004, ExPrss Securities, Inc. was domiciled in the state of Arkansas. In 2009, the company changed its name to High Street Securities, Inc. The Company, conducting business in the state of Arkansas, is a registered broker and dealer in securities under the Securities and Exchange Act of 1934. The Company is also registered with Financial Industry Regulatory Authority and the Arkansas Securities Department The Company is an introducing broker and carries no customer monies or securities. All customer transactions are forwarded to a clearing broker on a fully disclosed basis. Commissions are received for mutual fund and insurance products.

Revenue Recognition
Revenues and expenses are accounted for on the accrual basis.

Property and Equipment
Property and equipment are recorded at cost. Depreciation of the property and equipment is computed by the straight-line method over the estimated useful lives of the assets. Depreciation expense totaled $0 and $0 for years ended December 31, 2012 and 2011, respectively.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents
For purposes of the Statements of Cash Flows, management considers all short-term investments with an original maturity of three months or less to be cash equivalents. As of December 31, 2011 and 2010, there are no cash equivalents.

Advertising
The Company follows the policy of charging advertising to expense as incurred.

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – CONTINUED

Income Taxes

The Company will carry forward the losses to be applied against future taxable income the Internal Revenue Code and applicable state statutes. A deferred tax asset could be recorded, but a 100% valuation allowance has been established against this asset since management cannot determine if it is more likely than not that the asset will be realized.

Accounts Receivable – Commissions

The Company considers accounts receivable – commissions to be fully collectible. Accordingly, no allowance for doubtful accounts is deemed necessary. If accounts become uncollectible, they will be charged to operations when that determination is made. Determination of uncollectibility is made by management based on knowledge of specific accounts. Past-due status is based on contractual terms. Past-due accounts are not charged interest.

NOTE 2: DETERMINATION OF THE RESERVE REQUIREMENT

Exemption from SEC Rule 15c3-3 which requires computation of the reserve requirement is claimed based on Section (k)(2)(B). Under this section, exemption can be claimed if all customer transactions are cleared through another broker/dealer on a fully disclosed basis. All High Street Securities, Inc. customer transactions are cleared through Southwest Securities, Inc.

NOTE 3: RESTRICTED CASH DEPOSIT WTH CLEARING ORGANIZATION

High Street Securities, Inc. used only one clearing house and maintained a $10,496 cash deposit which may not be withdrawn for normal operating costs, but is restricted to cover any errors charged to High Street Securities, Inc. not as a result of the clearing organization.

NOTE 4: COMMITMENTS

The Company currently has a verbal month-to-month agreement for rental of its office facilities. Rental expense for the office facilities for 2012 and 2011 respectively were $6,350 and $6,350.

NOTE 5: DISCLOSURES ABOUT THE FAIR VALUE OF FINANCIAL INSTRUMENTS

Disclosure of the estimated fair value of financial instruments is required under the provisions of Statement of Financial Accounting Standards (SFAS) No. 107, "Disclosures About Fair Value of Financial Instruments". Management believes that the carrying amounts of the Company's financial instruments at December 31, 2012, which include cash and cash equivalents, commission's receivable, certificate of deposit and payables, are reasonable estimates of their fair value.

NOTE 6: NET CAPITAL

There are no material differences between net capital as computed in High Street Securities, Inc.'s Part IIA of Form X-17A-5 filed for the period ended December 31, 2012, and the net capital as computed on Page 14.

NOTE 7: SUBSEQUENT EVENTS

Subsequent events through February 13, 2013 are reflected in the accompanying financial statements and the related notes.

INDEPENDENT AUDITOR'S REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

Board of Directors
High Street Securities, Inc.
Hot Springs, Arkansas

We have audited the accompanying financial statements of **High Street Securities, Inc.** as of and for the year ended December 31, 2012 and have issued our report thereon dated February 13, 2013. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 13-14 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Duvall & Ford PLLC

DUVALL & FORD, PLLC
Certified Public Accountants
Atkins, Arkansas
February 13, 2013

HIGH STREET SECURITIES, INC.
SCHEDULE OF COMPUTATION OF NET CAPITAL
DECEMBER 31, 2012

Total ownership equity from statement of financial condition	$ 78,014
Total ownership equity qualified for net capital	78,014
Deductions and/or charges:	0
Net Capital Before Haircut on Securities Positions	78,014
Haircuts on securities:	0
Net Capital	$ 78,014

See Independent Auditor's Report
On Supplementary Information Required by
Rule 17a-5 of the Securities and Exchange Commission

HIGH STREET SECURITIES, INC.
SCHEDULE OF COMPUTATION OF BASIC NET CAPITAL REQUIREMENT AND COMPUTATION OF AGGREGATE INDEBTEDNESS
DECEMBER 31, 2012

Computation of Basic Net Capital Requirement

Minimum net capital required (6 2/3% of net aggregate Indebtedness of $9,367)	$ 624	
Minimum dollar net capital requirement of reporting broker or Dealer and minimum net capital requirement of subsidiaries	$ 5,000	
Net Capital requirement (greater of the two listed above)		$ 5,000
Excess net capital (net capital from previous page less net capital requirement)		$ 73,014
Excess net capital at 1000% (greater of net capital from previous page less 10% total aggregate indebtedness or 120% of minimum net capital requirement above)		$ 72,014

Computation of Aggregate Indebtedness

Net Aggregate Indebtedness	$ 9,367
Percentage of aggregate indebtedness to net capital (Net aggregate Indebtedness/Net Capital)	12.01%

There are no material differences between net capital as computed in High Street's Securities, Inc. Part IIA of Form X-17A-5 filed for the period ended December 31, 2012, and the net capital as computed on the accompanying supplemental schedules..

See Independent Auditor's Report
On Supplementary Information Required by
Rule 17a-5 of the Securities and Exchange Commission.

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5

Board of Directors
High Street Securities, Inc.
Hot Springs, Arkansas

In planning and performing our audit of the financial statements and supplemental schedules of **High Street Securities, Inc.** (the "Company") for the year ended December 31, 2012, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customer as required by Rule15c3-3.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the Securities and Exchange Commission and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

Duvall & Ford PLLC

DUVALL & FORD, PLLC
Certified Public Accountants
Atkins, AR 72823

February 13, 2013

Independent Accountants' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

Board of Directors
High Street Securities, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Transitional Assessment Reconciliation (Form SIPC-7)) to the Securities Investor Protection Corporation (SIPC) for the Year Ended December 31, 2012, which were agreed to by High Street Securities, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC, and other designated examining authority solely to assist you and the other specified parties in evaluating High Street Securities, Inc.'s compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7). High Street Securities, Inc.'s management is responsible for the Standard for the High Street Securities, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2011, as applicable with the amounts reported in Form SIPC-7 for the year ended December 31, 2011, noting no differences;
3. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we did not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Duvall & Ford PLLC

DUVALL & FORD, PLLC
Certified Public Accountants
Atkins, AR 72823

February 13, 2013